Exhibit 99.1

Mountain Province Provides Exploration Updates at Gahcho Kué and Kennady North

TSX: MPVD

TORONTO and NEW YORK, June 18, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) today announces an update of its exploration programs for the Gahcho Kué Joint Venture, and for the Company's 100%-held Kennady North Project. The winter programs were planned to run from mid-February through May but were terminated in early April after declaration of the COVID-19 pandemic in March. Personnel for both programs reported no incidence of the virus during the winter operations, or during the 14-day self-quarantine period following completion of the programs. A summary of activities that were completed before termination of the winter programs is provided below.

Gahcho Kué Joint Venture

The Gahcho Kué Joint Venture ('GKJV') covers 5,216 hectares of diamond prospective mineral leases, which includes the Gahcho Kué Mine. Mountain Province is a 49% partner in the GKJV with the De Beers Canada Inc. ('De Beers'), who are the operators of the mine and exploration activities on the GKJV leases.

The winter drill program planned for 2,100 meters of exploration core drilling over an eight-week period, but the program was greatly reduced due to the COVID-19 pandemic. The program was designed around a joint review of historical data for the JV lease area. Indicator mineral, structural, magnetic, EM and gravity data were reviewed in August 2019 at a joint De Beers/Mountain Province workshop. Thirteen target areas were identified, with some targets subjected to follow-up ground gravity and OhmMapper resistivity surveys. A total of 116 line-km of ground gravity and 128 line-km of OhmMapper data were collected between October 2019 and February 2020. In a second workshop held in February 2020, eight of the 13 target areas were prioritized for drilling. A map showing the eight priority area locations relative to the Gahcho Kué Mine is provided below.

Gahcho Kué Joint Venture (CNW Group/Mountain Province Diamonds Inc.)

Only two targets (#8 and #12), located roughly four kilometers northeast of the mine, were drill-tested before the program was terminated. Two drillholes were completed on each of the targets for a program total of 549 meters, and no kimberlite was intersected.

Vice President of Exploration for Mountain Province Tom McCandless comments, "We are fortunate to have De Beers as operator of exploration for the Joint Venture, and to have a proactive relationship with them as noted by our recently-held workshops. The discovery of the Wilson kimberlite in 2018 demonstrates the discovery potential of the Gahcho Kué Joint Venture, and although the abbreviated winter program did not discover kimberlite, positive results will inevitably come from our collaboration. We are prepared to restart our onsite exploration once the risks associated with the pandemic are abated."

The drill core is being assessed to determine whether there are petrophysical contrasts in the country rock that will explain the geophysical anomalies. The results will be used to rank the remaining priority target areas prior to any further drill testing.

Kennady North Project

The 100%-held Kennady North Project covers an area of 106,202 hectares adjacent to the Gahcho Kué Mine. There are five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. An indicated resource has been estimated for the Kelvin kimberlite, and inferred resources have been estimated for the Faraday kimberlites (collectively 'the Assets'). Details of the resource estimations are available in technical reports filed on SEDAR and on the company website at www.mountainprovince.com.

Winter activities at Kennady North were also greatly reduced due to the COVID-19 pandemic. The major objective of the winter program was to conduct geotechnical drilling to provide additional data for advancing the Assets. Two drillholes at Kelvin and two drillholes each at Faraday 2 and Faraday 1-3 were initially planned for a total of 1,750 meters. Only one geotechnical hole was completed through the southeast portion of Kelvin, with downhole data collected over its total length of 200 meters. A second objective was the collection of bathymetry data for several smaller lakes in proximity to the Assets, which was achieved through conventional depth sounding methods.

Exploration activities included the completion of a 43 line-km OhmMapper resistivity survey over a combined kimberlite indicator mineral-geophysical target located 1.5 kilometers to the east and up-ice of Faraday 2. At the end of the program, the staking of 41 claims covering roughly 39,000 hectares was completed in an area to the east of the project. This area of interest was initially identified for exploration in 2016 but was only recently reopened to staking. With these additional claims, the Kennady North Project now comprises 106,202 hectares and surrounds the Gahcho Kué joint venture. An updated map for the Kennady North Project is shown below.

Kennady North Project (CNW Group/Mountain Province Diamonds Inc.)

In January, the Company engaged Hayward CSR Strategies Inc. ('HCSR'; Yellowknife) to aid in advancing the Kennady North Assets. Dr. April Hayward, Owner and Principal Consultant of HCSR, will represent Kennady Diamonds as Vice President Kennady North Project Sustainable Development. HCSR will manage the environmental and permitting activities, and community relations for the Kennady Assets. To ensure that these activities are in parallel with those at the Gahcho Kué Mine, an environmental data sharing protocol has been established with the mine.

The primary summer activities will be fish connectivity and hydrology work, which will take place during the freshet period in June. A desktop assessment of historical data for the new claim area is also underway with exploration activities anticipated for later in the year.

President and Chief Executive Officer for Mountain Province Stuart Brown comments, "These are challenging times that we are presently working through, but the Kennady North Project and its Assets are an important component of the Company's future. Both the Kelvin indicated resource and Faraday inferred resources have the potential to contribute to life of mine at Gahcho Kué. We will, within the financial, health, and safety constraints that we face, continue to do the work necessary to maintain and improve the value of the Kennady North Assets."

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Mountain Province Diamonds Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed by Dr. Tom E. McCandless, P.Geo., Vice President Exploration for Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as Covid-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to Covid-19, including, but not limited to protocols which may be adopted to control the spread of Covid-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO; Keyvan Salehi, VP Corp Dev & Tech Services, Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 18-JUN-20